787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
August 10, 2010
VIA EDGAR
Jeffrey A. Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Seasons Series Trust — Focus Growth Portfolio Registration Statement on Form N-14 Securities Act File No. 333-168058

Seasons Series Trust — Large Cap Growth Portfolio Registration Statement on Form N-14 Securities Act File No. 333-168060
Dear Mr. Foor
This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on August 5, 2010 regarding the above-referenced Registration Statements of Seasons Series Trust (the “Registrant”). The Registration Statements relate to (i) the proposed acquisition by the Large Cap Growth Portfolio, a series of the Registrant, of the Large Cap Composite Portfolio, a series of the Registrant and (ii) the proposed acquisition by the Focus Growth Portfolio, a series of the Registrant, of each of the Focus Growth and Income Portfolio, a series of the Registrant, and the Focus TechNet Portfolio, a series of the Registrant.
For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Global Comments,” and “Portfolio-Specific Comments,” and the comments have been grouped accordingly under each category.
New York Washington Paris London Milan Rome Frankfurt Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

August 10, 2010

Global Comments
Comment No. 1:	Question & Answer No. 9. Please revise the question to clarify the context of the word “account” or revise the question entirely.

Response:	The Portfolios have revised the question as follows:

What happens to my shares if the Reorganization is approved? Will I have to take any action if the Reorganization is approved?

Comment No. 2:	Notice of Special Meeting of Shareholders. In the narrative disclosure explaining “echo voting,” please include disclosure describing the effect of echo voting.

Response:	The following disclosure has been added to the Notice of Special Meeting of Shareholders:

The effect of proportional voting is that if a large number of Contract Owners fail to give voting instructions, a small number of Contract Owners may determine the outcome of the vote.

Comment No. 3:	Combined Prospectus/Proxy Statement, page 2. Please include the SEC file numbers of each of the documents being incorporated by reference into the Combined Prospectus/Proxy Statement.

Response:	The requested disclosure has been added.

Comment No. 4:	Combined Prospectus/Proxy Statement, Fee Tables. In the narrative disclosure preceding the Fee Tables, please include disclosure stating that the fees and expenses shown do not include the fees charged by the separate accounts.

Response:	The requested change has been made. The following disclosure has been added:

The Portfolio’s annual operating expenses do not reflect the separate account fees charged in the Variable Contracts, in which the Portfolio is offered. Please see your Variable Contract prospectus for more details on the separate account fees.

Comment No. 5:	Combined Prospectus/Proxy Statement, Fee Tables. Please delete Footnotes 1, 2 and 3 from the Fee Table as such footnotes are not permitted or required by Form N-1A.

Response:	The requested change has been made. The footnotes have been deleted.

Comment No. 6:	Combined Prospectus/Proxy Statement, Performance Information. Please delete the footnotes to the Average Annual Total Returns table. The disclosure may be made elsewhere in the Combined Prospectus/Proxy Statement.

August 10, 2010

Response:	The requested change has been made.

Comment No. 7:	Combined Prospectus/Proxy Statement, Reasons for the Reorganization. Please provide additional disclosure explaining how the Board of Trustees evaluated the factors and reached its conclusions.

Response:	The Portfolios respectfully decline to make this change. The Portfolios believe that the disclosure summarizing the reasons for the Reorganization is an accurate representation of what the Board of Trustees considered in making its determination to approve the respective Reorganization.

Comment No. 8:	Combined Prospectus/Proxy Statement, Reasons for the Reorganization. In the disclosure under the sixth bullet point, please clarify the first sentence. In addition, please address the expectation that existing Contract Owners may still direct assets to the respective target portfolios, if applicable.

Response:	The requested changes have been made. The first sentence has been revised as follows:

The Board of Trustees considered that the Seasons variable insurance products were closed to new Contract Owners as of May 1, 2010. While existing Contract Owners may still direct assets to the relevant target portfolio, it is expected that the assets in the target portfolio, which is only offered in the Seasons variable insurance products, will decline over time as shares are redeemed, as has been the case for the last few years.

Comment No. 9:	Accounting Comments. The Staff notes that the consent of the auditor filed with each Registration Statement was not signed by the auditor. Please file a pre-effective amendment to each Registration to include the signed consent.

Response:	The Registrant filed a pre-effective amendment to each Registration Statement on August 10, 2010.

Comment No. 10:	Accounting Comments. The transaction costs associated with the repositioning of the Portfolio’s portfolio in connection with the Reorganization should be shown as an adjustment reducing the net assets of the Combined Fund in the Capitalization Table, the Pro Forma Schedule of Investments and the Pro Forma Statement of Assets and Liabilities. Please include any necessary footnote disclosure.

Response:	The requested disclosure has been added.

Comment No. 11:	Accounting Comments. Combined Prospectus/Proxy Statement - Federal Tax Consequences. In the Federal Tax Consequences section of the summary portion of the Combined Prospectus/Proxy Statement, please revise the second sentence to delete the double negative.

August 10, 2010

Response:	The requested change has been made.
Large Cap Growth Portfolio-Specific Comments
Comment No. 12:	Question & Answer No. 7. Please add disclosure explaining why it is “anticipated” that the Subadvisers will serve as subadvisers of the Large Cap Growth Portfolio. Alternatively, please revise the fourth sentence of the Answer to remove the clause at the beginning of the sentence.

Response:	The requested change has been made. The Portfolio has revised the disclosure to remove the clause.

Comment No. 13:	Combined Prospectus/Proxy Statement, page 5. In the first sentence of the fifth paragraph, please revise the disclosure to remove the reference to the Portfolios’ 80% policies. For example, please revise the disclosure to state that the Portfolios have similar, but not identical principal investment strategies.

Response:	The requested change has been made.

Comment No. 14:	Combined Prospectus/Proxy Statement, page 8. In the second paragraph, please add disclosure clarifying why the portfolio management team of the Large Cap Growth Portfolio anticipates disposing a considerable portion of the Large Cap Composite Portfolio’s holdings after the Reorganization to align the portfolio holdings with the security selection choices of the Large Cap Growth Portfolio, if there is significant overlap in the portfolio securities held by the Portfolios.

Response:	The second sentence of the second paragraph has been revised as follows:

Although the types of securities held by the Large Cap Composite Portfolio are consistent with the investment policies of the Large Cap Growth Portfolio, this portfolio restructuring will align the portfolio holdings with security selection choices and the investment process of the portfolio management team of the Large Cap Growth Portfolio.
Focus Growth Portfolio-Specific Comment
Comment No. 15:	Combined Prospectus/Proxy Statement, Performance Information, page 22. In the Average Annual Total Returns table, please delete the “Since Inception Class I” column as it is not relevant for this filing.

Response:	The requested change has been made.
* * *

August 10, 2010

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,
/s/ Jack D. Cohen
Jack Cohen
cc:	Nori Gabert, Esq., SunAmerica Asset Management Corp. Anthony Vertuno, Esq., Willkie Farr & Gallagher LLP